SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

DISCOVERY ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25470P 102

(CUSIP Number)

Steven Webster

c/o Avista Capital Partners

1000 Louisiana Street, Suite 3700

Houston, Texas 77002

(713) 328-1099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 25470P 102	Schedule 13D	Page 2 of 6

1	name of reporting person DEC Funding LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 148,098,523
	9	sole dispositive power 0
	10	shared dispositive power 148,098,523

11	aggregate amount beneficially owned by each reporting person 148,098,523
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 51.1%
14	type or report person OO – limited liability company

CUSIP 25470P 102	Schedule 13D	Page 3 of 6

1	name of reporting person Steven Webster
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 2,600,000
	8	shared voting power 148,098,523
	9	sole dispositive power 2,600,000
	10	shared dispositive power 148,098,523

11	aggregate amount beneficially owned by each reporting person 150,698,523
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 52.0%
14	type or report person IN

CUSIP 25470P 102	Schedule 13D	Page 4 of 6

Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on June 6, 2016, as amended by Amendment No. 1 filed on January 9, 2017 (collectively, the “Original Statement”) on behalf of DEC Funding LLC, a Texas limited liability company, and Steven Webster, an individual. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of Discovery Energy Corp., par value $0.001 per share (the “Common Stock”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)       Collectively, the Reporting Persons beneficially own an aggregate of 150,698,523 shares of Common Stock, including shares of Common Stock that the Reporting Persons have the right to acquire in the next 60 days. Of this amount, (i) 22,935,740 shares of Common Stock may be acquired upon conversion of the Original Debenture (as defined under Item 6 of this Statement, and including interest paid in kind through December 31, 2016), (ii) 13,125,000 shares of Common Stock may be acquired on exercise of the Original Warrant (as defined under Item 6 of this Statement), (iii) 1,287,783 shares of Common Stock may be acquired upon conversion of the First Supplemental Debenture (as defined under Item 6 of this Statement, and including interest paid in kind through December 31, 2016), (iv) 750,000 shares of Common Stock may be acquired on exercise of the First Supplemental Warrant (as defined under Item 6 of this Statement), (v) 6,250,000 shares of Common Stock may be acquired upon conversion of the Second Supplemental Debenture (as defined under Item 6 of this Statement), (vi) 3,750,000 shares of Common Stock may be acquired upon conversion of the Second Supplemental Warrant (as defined under Item 6 of this Statement), (vii) 50,000,000 shares of Common Stock may be acquired upon conversion of Debentures issuable subject to the 2017 Option (as defined under Item 6 of this Statement), (viii) 50,000,000 shares of Common Stock may be acquired upon conversion of Debentures issuable subject to the Additional Option (as defined under Item 6 of this Statement), and (ix) 2,600,000 shares of Common Stock are held by Mr. Webster directly, which he acquired for investment purposes in 2012 and 2015. This aggregate amount represents approximately 52.0% of the Issuer’s outstanding common stock, and gives effect to the assumed conversion of the Debentures and Warrants held by DECF and the exercise of both the 2017 Option and the Additional Option, and the conversion of the Debentures issuable under both such options. Because of his position as manager of DECF, Mr. Webster may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by DECF. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).

The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

CUSIP 25470P 102	Schedule 13D	Page 5 of 6

(c)       On December 31, 2016, the Issuer paid in-kind interest on the Original Debenture in the principal amount of $72,535, and paid in-kind interest on the Supplemental Indenture in the principal amount of $4,073. Except as set forth in the previous sentence, and except as reflected under Item 6 below, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On February 15, 2017, the Issuer, DECF and a third party investor entered into a second amendment (the “Second Amendment”) to the Securities Purchase Agreement. Under the terms of the Second Amendment, DECF purchased from the Issuer (i) a Senior Secured Convertible Debenture due May 27, 2021, having an original principal amount of $1,000,000 (the “Second Supplemental Debenture”), and otherwise having the same terms as the Senior Secured Convertible Debenture in the original principal amount of $3,500,000 issued to DECF on May 27, 2016 under the Securities Purchase Agreement (the “Original Debenture”) and the Senior Secured Convertible Debenture in the original principal amount of $200,000 issued to DECF on August 16, 2016 under the First Amendment (the “First Supplemental Indenture”) and (ii) a Warrant to purchase up to 3,750,000 shares of the Issuer’s Common Stock at an initial exercise price of $0.20 per share, subject to adjustment (the “Second Supplemental Warrant”), expiring three years from the date of issuance thereof, and otherwise having the same terms as the Warrant to purchase up to 13,125,000 shares of the Issuer’s Common Stock issued to DECF on May 27, 2016 under the Securities Purchase Agreement (the “Original Warrant”) and the Warrant to purchase up to 750,000 shares of the Issuer’s Common Stock issued to DECF on August 16, 2016 under the First Amendment (the “First Supplemental Warrant”). The purchase price paid by DECF for the Second Supplemental Debenture and the Second Supplemental Warrant was $1,000,000. The Original Debenture, First Supplemental Debenture and Second Supplemental Debenture are together referred to herein as the “Debentures,” and the Original Warrant, First Supplemental Warrant and Second Supplemental Warrant are together referred to herein as the “Warrants.”

In addition, the Second Amendment terminated the Right of First Offer in favor of DECF outlined under the terms of the original Securities Purchase Agreement. In its place, the Second Amendment provides for two options for DECF to purchase additional Debentures. The first option (the “2017 Option”) gives DECF the right to purchase at any time prior to September 30, 2017, up to an additional $10 million in principal amount of the Debentures in a single closing, on the same terms as the previously issued Debentures but with a conversion price of $0.20 per share (provided that if, prior to the exercise of the 2017 Option, the Issuer issues additional Debentures to another investor, other than as contemplated by the Second Amendment, or consummates an equity issuance with another person, in either case at a per share price less than $0.20 per share, then the conversion price for the Debentures subject to the 2017 Option will be such lower price). Following an exercise of the 2017 Option, DECF will have the further option (the “Additional Option”) to purchase an additional $10 million in principal amount of the Debentures with a conversion price of $0.20 (subject to a similar potential adjustment as in the 2017 Option), until the later of (a) the date which is three months after the Issuer certifies to DECF that the Issuer has drilled and completed, or otherwise suspended operations with respect to, the fourth well located in the PEL 512 Area (as defined in the Securities Purchase Agreement), or (b) March 31, 2018.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

Exhibit 12	Second Amendment dated as of February 15, 2017, to Securities Purchase Agreement dated May 27, 2016, among Discovery Energy Corp., DEC Funding LLC, and Texican Energy Corporation (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 17, 2017).

CUSIP 25470P 102	Schedule 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:	February 17, 2017

DEC FUNDING LLC

By:	/s/ Steven Webster
Name:	Steven Webster
Title:	Manager

STEVEN WEBSTER, Individually

/s/ Steven Webster